                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          AMERICA WEST AIRLINES, INC.
                             ----------------------
                                (NAME OF ISSUER)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
                      CLASS B COMMON STOCK, $.01 PAR VALUE
                   WARRANTS TO PURCHASE CLASS B COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  023650 302
                                  023650 203
                                  023650 112
                               ----------------
                               (CUSIP NUMBERS)


                            MARGUERITE R. KAHN, ESQ.
                       PAUL, HASTINGS, JANOFSKY & WALKER
                                399 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 318-6070

                 ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                AUGUST 25, 1994
                                ---------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)


         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX / /.

         CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT /X/.

                                  SCHEDULE 13D


CUSIP No.  023650 302, 023650 203, 023650 112

- ---------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GPA Group plc


- ---------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  /x/
         (b)  / /


- ---------------------------------------------------------------
3.       SEC USE ONLY


- ---------------------------------------------------------------
4.       SOURCE OF FUNDS

         00


- ---------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         / /

- ---------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         IRELAND


- ---------------------------------------------------------------
                 7.  SOLE VOTING POWER

NUMBER OF        CLASS A COMMON STOCK              0
 SHARES          CLASS B COMMON STOCK        900,000
BENEFICIALLY     WARRANTS                  1,384,615
OWNED BY EACH
EACH REPORTING
PERSON WITH
- ---------------------------------------------------------------
                 8.  SHARED VOTING POWER

                 CLASS A COMMON STOCK      1,200,000
                 CLASS B COMMON STOCK     14,501,967
                 WARRANTS                  4,897,538

- ---------------------------------------------------------------
                 9.  SOLE DISPOSITIVE POWER

                 CLASS A COMMON STOCK              0
                 CLASS B COMMON STOCK        900,000
                 WARRANTS                  1,384,615

- ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                 CLASS A COMMON STOCK              0
                 CLASS B COMMON STOCK              0
                 WARRANTS                          0


- ---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                 CLASS A COMMON STOCK       1,200,000
                 CLASS B COMMON STOCK      14,501,967
                 WARRANTS                   4,897,538


- ---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES / /


- ---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 CLASS A COMMON STOCK      100.0%
                 CLASS B COMMON STOCK       29.7%
                                           -----
                 WARRANTS                   47.2%


- ---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

Item 1.          Security and Issues.

                 This Statement relates to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common") and the Warrants to purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. Pursuant to a Plan of Reorganization (the "Plan") which was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994 and which became effective on August 25, 1994 (the "Effective Date"), the Company has emerged from bankruptcy and is no longer operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.


Item 2.          Identity and Background.

                 This Statement is filed by GPA Group plc, an Irish public limited company ("GPA"), with principal executive offices at GPA House, Shannon, County Clare, Ireland. The principal business of GPA is the leasing of aircraft to a wide range of airlines throughout the world.

                 Pursuant to General Instruction "C" for Schedule 13D, set forth on Schedule A to this Statement is information concerning the name, residence or business address, principal occupation or employment and citizenship of each director and executive officer of GPA, which information is incorporated herein by reference.

                 During the last five years, GPA and, to the best knowledge of GPA, none of the directors or executive officers of GPA (named on Schedule A to this Statement) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 During the last five years, GPA and, to the best knowledge of GPA, none of the directors or executive officers of GPA (named on Schedule A to this Statement) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.          Source and Amount of Funds or Other Consideration.

                 Pursuant to the Plan and a Restructuring Agreement, dated as of August 25, 1994, between the Company and GPA, and in sole consideration of the termination and cancellation of certain contractual rights of GPA to require the Company to lease certain aircraft and certain contractual obligations of the Company (assumed by the Company pursuant to the United States Bankruptcy Code with the approval of the Bankruptcy Court) to take and lease such aircraft, the Company issued to GPA 900,000 shares of Class B Common and Warrants to purchase up to an additional 1,384,615 shares of Class B Common (and made a cash payment to GPA and provided to GPA the contractual right to require the Company to lease certain other aircraft).

                 Other than as set forth in this Item 3 and in Item 6 below, neither GPA nor, to the best knowledge of GPA, any of the directors or executive officers of GPA (named on Schedule A to this Statement) has any arrangements for the borrowing or otherwise obtaining of funds for the purpose of acquiring, holding, trading or voting the Class A Common, the Class B Common or the Warrants.


Item 4.          Purpose of Transaction.

                 GPA acquired its Class B Common and its Warrants for general investment purposes.

                 GPA intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, GPA may determine to increase or decrease its equity interest in the Company by acquiring shares of Class A Common or additional shares of Class B Common or additional Warrants or by disposing of all or a portion of its holdings of Class A Common, Class B Common or Warrants, subject to any applicable legal restrictions on its ability to do so.

                 Other than as set forth in this Item 4 and in Item 6 below, neither GPA nor, to the best knowledge of GPA, any of the directors or executive officers of GPA (named on Schedule A to this Statement) has any present plans or proposals which relate to or would result in:

                 (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

                 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of the Company;

                 (f) Any other material change in the Company's business or corporate structure;

                 (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                 (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                          Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                 (j)      Any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

                          (a) - (b) At the date hereof, GPA has the sole power
to vote and dispose of 900,000 shares of the Class B Common and 1,384,615 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share, subject to confirmation of such price by the Bankruptcy Court pursuant to a final order and to certain adjustments. The Class B Common held by GPA represents approximately 2.04% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The Warrants held by GPA represent approximately 13.3% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by GPA represent approximately 5.04% of the 45,309,615 shares of Class B Common which would be assumed to be outstanding upon such exercise.

                          As set forth in Item 6, GPA has certain
understandings and agreements regarding the voting of the securities of the Company held by it with TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel"), Air Partners II, L.P. ("Air Partners II"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). (Collectively, TPG, TPG Parallel and Air Partners II are herein called the "TPG Parties".) As a result of these agreements and understandings, each of GPA, the TPG Parties, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and such group is deemed to beneficially own the securities of the Company owned by each of such persons. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, Continental and Mesa is contained in separate Schedules 13D being filed by each of the TPG Parties, Continental and Mesa. As a group, such parties are deemed to beneficially own 1,200,000 shares of Class A Common, 9,604,429 shares of Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common deemed to be beneficially owned by such group represents 100% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Class B Common deemed to be beneficially owned by such group represents approximately 21.9% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Warrants deemed to be beneficially owned by such group represents approximately 47.2% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants deemed to be beneficially owned by such group represents approximately 29.7% of the 48,822,538 shares of Class B Common which would be assumed to be outstanding upon such exercise.

                          Except as set forth above in this Item or in Item 6,
neither GPA nor, to the best knowledge of GPA, any of the directors or executive officers of GPA (named on Schedule A to this Statement) has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common or Class B Common, or of any Warrants.

                 (c) Except as stated herein, no transactions in shares of Class A Common or Class B Common, or in Warrants were effected during the past 60 days by GPA or, to the best of its knowledge, any of the directors or executive officers of GPA (named on Schedule A to this Statement).

                 (d)      Not applicable.

                 (e)      Not applicable.


Item 6.          Contracts, Arrangements, Understandings
                 or Relationships With Respect to Securities of the Issuer

                 On August 25, 1994, the Company and GPA entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The following is a brief description of the Registration Rights Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

                 Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf registration statement covering the shares of Class B Common and the Warrants issued to GPA pursuant to the Plan and the shares of Class B Common issuable pursuant to such Warrants and to maintain effective such shelf registration statement for a period of three years from the Effective Date (the "Shelf Period"). After the Shelf Period, GPA (or an affiliate assignee) may provide the Company with a notice of demand to register under the Securities Act of 1933, for disposition in accordance with the terms of such notice of demand, such securities as are included in such notice of demand or otherwise includable pursuant to the Registration Rights Agreement. The Registration Rights Agreement also provides that GPA and its affiliates and assignees may include securities held by them in any registration of equity securities by the Company (whether or not on its own behalf), subject to certain limitations on such inclusion in the event that the managing underwriter of any such registration informs the Company of its belief that the amount of securities requested to be included in such registration exceeds the amount which can be sold in an acceptable price range. The Registration Rights Agreement also provides that the Company shall undertake certain specified actions with regard to the registration and offering of any securities covered by the Registration Rights Agreement.

                 On August 25, 1994, GPA, AmWest Partners, L.P. ("AmWest"), the Company and certain other parties entered into a Stockholders' Agreement (the "Stockholders' Agreement"). The following is a brief description of the Stockholders' Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

                 The Stockholders' Agreement has a term of approximately three years, commencing on August 25, 1994 and ending on the date of the first annual meeting of the Company occurring after August 25, 1997. Pursuant to the Stockholders' Agreement, the parties have agreed that the Board of Directors of the Company shall consist of up to 15 members to be designated as follows: nine members to be designated by AmWest or its designated assignees; three members to be designated by the Official Creditors' Committee, provided that each such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Official Equity Committee, provided that such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Board of Directors of Old America West, provided that such member be reasonably acceptable to AmWest or its designated assignees; and one member to be designated by GPA for so long as GPA shall own at least two percent of the voting equity securities of the Company, provided that such member be reasonably acceptable to AmWest or its designated assignees. The Board of Directors of the Company has been designated in accordance with these provisions of the Stockholders' Agreement. The parties to the Stockholders'

Agreement have agreed to vote, or recommend the voting of, the shares of Class A Common and Class B Common held by each of them in a manner such that the provisions of the Stockholders' Agreement will be given effect during its term and in order that both the election and removal of directors will be consistent with its provisions.

                 The Stockholders' Agreement also provides that, during its term, the affirmative vote of a majority of the voting power of the outstanding shares of each of the Class A Common and Class B Common entitled to vote (excluding any shares owned by AmWest or any of its affiliates, but not, however, excluding shares owned, controlled or voted by Mesa or any of its transferees or affiliates that are not otherwise affiliates of AmWest) voting as a single class, shall be required to approve, adopt or authorize: (i) any merger or consolidation of the Company with or into AmWest or any affiliate of AmWest, (ii) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Company to AmWest or any affiliate of AmWest, (iii) any transaction as a result of which AmWest or any affiliate of AmWest will, as a result of the issuance of voting securities of the Company (or securities convertible or exchangeable for such voting securities) acquire an increased percentage of the Company's voting securities, subject to certain exceptions and (iv) any related series or combination of transactions having the same direct or indirect effect as any of the foregoing. In addition, the Stockholders' Agreement obligates AmWest, its partners and affiliates not to
(a) sell or otherwise transfer any shares of Class A Common or Class B Common, if, after such transaction, the total number of shares of Class B Common beneficially owned by the transferor is less than twice the number of shares of Class A Common beneficially owned by the transferor (unless such transaction results in the sale or transfer of all of such party's Class A Common and Class B Common); and (b) sell or transfer, in a single transaction or related series of transactions, shares of Class A Common and Class B Common representing 51% or more of the combined voting power of all shares of common stock of the Company then outstanding without the consent of the Company, pursuant to an affirmative vote of not less than 75% of its directors and subject to certain enumerated exclusions (including, without limitation, transfers to affiliates and sales in connection with a public offering or tender offer for all shares of common stock and for the benefit of all holders of Class B Common on a pro rata basis at the same price and on the same economic terms).

                 On August 25, 1994, AmWest and GPA entered into a Voting Agreement (the "GPA Voting Agreement"). The following is a brief description of the GPA Voting Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as a exhibit hereto and incorporated herein by reference.

                 The GPA Voting Agreement provides that GPA shall vote for the nominees of AmWest or its designated assignees to the Company's Board of Directors and that AmWest (and its affiliates or assignees who receive Class A Common or Class B Common as a result of an assignment by AmWest, subject to certain enumerated exceptions) shall vote for GPA's nominees to the Company's Board of Directors, in each case, for so long as AmWest or its affiliates own at least five percent of the voting equity securities of the Company and GPA owns at least two percent of the voting equity securities of the Company or until August 25, 2004, whichever comes first. In addition, the GPA Voting Agreement provides that AmWest shall not transfer or assign any voting equity securities of the Company to Mesa, if after giving effect to any such transfer or assignment, Mesa shall hold 7% or more of the combined voting power of all such securities then outstanding.

                 To the best knowledge of GPA, on August 25, 1994, AmWest and each of TPG, TPG Parallel, Air Partners II, Mesa and Continental entered into certain individual Assignment and Assumption Agreements, pursuant to which AmWest assigned certain of its rights under the Stockholders' Agreement and the GPA Voting Agreement with respect to certain securities of the Company to each of TPG, TPG Parallel, Air Partners II, Mesa and Continental and such parties assumed the concomitant obligations of AmWest under such agreements with respect to such securities.

                 There are no other contracts, understandings or agreements with respect to the securities of the Company between GPA or, to the best knowledge of GPA, any of the directors or executive officers of GPA (named on Schedule A to this Statement) and any other persons.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Registration Rights Agreement

Exhibit 2 -- Stockholders' Agreement

Exhibit 3 -- GPA Voting Agreement




                           [SIGNATURE PAGE FOLLOWS.]

                                   SIGNATURE


                 After reasonable inquiry and to the best of its knowledge and belief the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        GPA Group plc


                                        By: /s/ Patrick H. Blaney
                                            ------------------------
                                                Patrick H. Blaney
                                             Chief Executive Officer




Dated:   September 6, 1994

                                   SCHEDULE A


                      INFORMATION REGARDING DIRECTORS AND
                       OFFICERS OF GPA Group plc ("GPA")




I.       DIRECTORS OF GPA

         1.      Name

                 Dennis Stevenson, C.B.E.

                 Business Address

                 SRU Limited
                 78-80 St. John Street
                 London EC1M 4HR
                 England

                 Present Principal Occupation or
                 Employment and Name, Principal
                 Business and Address or Organization
                 at Which Carried on (hereinafter
                 "Present Occupation")

                 Director of SRU Limited (consulting company) and
                  various other companies.

                 Citizenship

                 British

         2.      Name

                 Patrick H. Blaney

                 Business Address

                 GPA House
                 Shannon, County Clare
                 Ireland

                 Present Occupation

                 Chief Executive Officer of GPA

                 Citizenship

                 Ireland

         3.      Name

                 John F. Tierney

                 Business Address

                 GPA House
                 Shannon, County Clare
                 Ireland

                 Present Occupation

                 Assistant Chief Executive Officer and Finance
                  Director of GPA

                 Citizenship

                 Ireland

         4.      Name

                 Michael Davies

                 Residence Address

                 Little Woolpit
                 Ewhurst, Cranleigh
                 Surrey GU6 7NP
                 Ireland

                 Present Occupation

                 Deputy Chairman of GPA and Director of various
                   other companies.

                 Citizenship

                 British

         5.      Name

                 Maurice A. Foley

                 Residence Address

                 Castlelough, Portroe
                 Nenagh Co., Tipperary
                 Ireland

                 Present Occupation

                 Director of GPA

                 Citizenship

                 Ireland

         6.      Name

                 William F. Houstoun

                 Residence Address

                 "Rhubeg"
                 Strone, Holy Loch
                 Argyl PA23 8RX
                 Scotland

                 Present Occupation

                 Business Consultant

                 Citizenship

                 British

         7.      Name

                 Gerald B. Scanlan

                 Residence Address

                 "Aclare"
                 8 Marborough Road
                 Glenageary Co., Dublin
                 Ireland

                 Present Occupation

                 Director of GPA

                 Citizenship

                 Ireland


II.      OFFICERS OF GPA

         1.      Name

                 Brian F. McLoghlin

                 Business Address

                 GPA House
                 Shannon, County Clare
                 Ireland

                 Present Occupation

                 Chief Legal Officer and Secretary of GPA

                 Citizenship

                 Ireland

         2.      Name

                 Edward Hansom

                 Business Address

                 GPA House
                 Shannon, County Clare
                 Ireland

                 Present Occupation

                 General Manager (Treasury) of GPA

                 Citizenship

                 British

         3.      Name

                 Richard Pierce

                 Business Address

                 GPA House
                 Shannon, County Clare
                 Ireland

                 Present Occupation

                 Chief Accountant of GPA

                 Citizenship

                 Ireland


         4.      Name

                 Declan Treacy

                 Business Address

                 GPA House
                 Shannon, County Clare
                 Ireland

                 Present Occupation

                 General Manager (Corporate Finance) of GPA

                 Citizenship

                 Ireland

                         EXHIBIT INDEX



           Exhibit 1 -- Registration Rights Agreement

           Exhibit 2 -- Stockholders' Agreement

           Exhibit 3 -- GPA Voting Agreement